Exhibit 12

EXECUTION VERSION

Heads of Agreement

Faraday Future Intelligent Electric Inc. (“FFIE”), FF Global Partners LLC (“FF Global Partners”) and FF Top Holding LLC (“FF Top”), by their execution and delivery of this Heads of Agreement (this “Heads of Agreement” or “Agreement”), intending to be legally bound, hereby agree as follows effective as of September 23, 2022 (the “Effective Date”).

A.	Definitive Documentation

The parties agree to work expeditiously, cooperatively and in good faith to draft, negotiate, execute and deliver definitive documentation (the “Definitive Documents”) with respect to the agreements set forth in Part C hereof; such execution and delivery to occur no later than September 30, 2022 (unless otherwise agreed in writing by the parties).  Unless and until the parties execute and deliver the Definitive Documents, Part C and Part D hereof shall constitute the agreement of the parties with respect to the matters set forth therein and shall be binding upon the parties.

B.	Announcement

[Reserved.]

C.	Governance Matters

1.
The “Executive Chairperson Resignation Condition” shall be satisfied upon FFIE (or its subsidiaries) (i) having entered into (x) that certain amendment (the “ATW Amendment”) contemplated to be entered into by certain persons on or about the date hereof to that certain Securities Purchase Agreement, dated August 14, 2022 (the “ATW Purchase Agreement”) among Faraday, FF Simplicity Ventures LLC and the purchasers signatory thereto or (y) another agreement providing for new or accelerated funding in at least the same amount as the contemplated ATW Amendment and (ii) the Company having received $13.5 million in funding, immediately available for FFIE’s general use, on or after the date hereof (whether pursuant to the ATW Amendment or otherwise).

2.
The “Implementation Condition” shall be satisfied upon FFIE (or its subsidiaries) (i) having entered into one or more definitive agreements on or after the Effective Date that, in the aggregate, provide for at least $85 million of additional or  accelerated financing commitments of any type (debt, equity or otherwise), on any terms and conditions, to FFIE and its subsidiaries and (ii) having received funding thereunder, immediately available for FFIE’s general use, of at least $35 million. For the avoidance of doubt, a definitive agreement (including the ATW Amendment) entered into in connection with the facility provided under the ATW Purchase Agreement that provides for financing commitments in addition to the original $52 million ATW commitment shall count towards the $85 million and, if funded, the $35 million referred to in the preceding sentence (but any acceleration of pre-existing funding pursuant to the ATW Amendment, including the $15 million in accelerated funding contemplated thereunder, shall be excluded from the $85 million and $35 million referred to in the preceding sentence). Provided that the Implementation Condition shall have been satisfied:

a.	Effective with the FFIE board of directors (the “Board”) to be elected at FFIE’s 2022 Annual General Meeting of stockholders (the “2022 AGM”), the Board will be reduced from nine to seven members.

b.
FFIE will call, convene, hold and complete the 2022 AGM (in each case on the earliest date permitted under Delaware law and applicable Nasdaq Stock Market LLC (“Nasdaq”) and Securities and Exchange Commission (“SEC”) requirements).

c.
The Board and the Board’s Nominating & Corporate Governance Committee (the “N&CGC”) shall nominate, include in its preliminary and definitive proxy statement, recommend that stockholders vote in favor of (and not withdraw or change such recommendation) and solicit proxies in favor of, the following individuals (the “Nominees”) for election to the Board at the 2022 AGM:

i.	FFIE’s Global CEO, Carsten Breitfeld.

ii.
Three directors selected by FF Top, at least one of whom will be an independent director within the meaning of Nasdaq rules. Subject solely to the prior reasonable verification/reasonable approval of the Selection Committee (as defined below) that such nominees satisfy such Nasdaq rules (with respect to the one independent director) and legal compliance and criminal compliance, the Board (including the N&CGC) shall cause each such director nominated by FF Top to be nominated on the Board’s slate (and shall recommend in the proxy statement that FFIE’s stockholders vote in favor of each such nominee and shall not withdraw or change that recommendation). Section 2.1(c) of the Shareholder Agreement dated July 21, 2021 between FFIE and FF Top (the “Shareholder Agreement”) will apply to the directors nominated by FF Top.

iii.
Three independent directors within the meaning of Nasdaq rules selected by a committee (the “Selection Committee”) from a pool of candidates recruited/curated by Heidrick & Struggles International, Inc. (or a substitute recruiting firm of similar national reputation agreed to by a majority of the Selection Committee members)(the “Recruiting Firm”). The Selection Committee will consist of a designee from the N&CGC reasonably acceptable to FF Top, the FFIE Global CEO and a person designated by FF Top reasonably acceptable to FFIE. Any Selection Committee member may propose a director candidate who will be included in the Recruiting Firm’s process with all final decisions made by the Selection Committee. The parties will work as from the Effective Date to complete the foregoing process as promptly as practicable and, without limiting the generality of the forgoing, shall use their respective reasonable best efforts to complete such process within one month from the Effective Date.

iv.
At the 2022 AGM, without the consent of the Selection Committee, no existing FFIE director will be renominated to the FFIE board other than the FFIE Global CEO; provided that this restriction shall not apply to Mr. Adam He.

d.
FF Top will have the right to maintain three FF Top-nominated directors on the Board through FFIE’s 2026 Annual General Meeting of stockholders, provided it retains at least a 5% Shareholder Share Percentage (as defined in the Shareholder Agreement), and thereafter will have the right to nominate directors to the Board based on the formula in the Shareholder Agreement, subject solely to the prior reasonable verification/reasonable approval of the N&CGC that such nominees satisfy Nasdaq independence rules (with respect to the one independent director) and legal compliance and criminal compliance. Section 2.1(c) of the Shareholder Agreement will apply to the directors nominated by FF Top. FF Top and FFIE shall execute an amended and restated shareholder agreement that shall include the foregoing (it being understood that the effective date of such amended and restated shareholder agreement shall be no earlier than the Implementation Date and no later than the date of the 2022 AGM).

3.	Certain resignations:

a.
The person who is the executive chairperson of the Company as of the date of this Agreement (the “Executive Chairperson”) hereby irrevocably agrees that she shall, promptly on the date of satisfaction of the Executive Chairperson Resignation Condition, (i) resign from (x) all non-director positions held at FFIE (including from the position as Executive Chairman), and (y) from all Board leadership and committee positions, and, (ii) not seek or accept re-appointment, re-nomination, re-election or new employment or engagement with respect to any non-director position at the Company (or any Board leadership or committee position).

b.
The Executive Chairperson and the person who was chairman of the Board until January 31, 2022 (the “Former Chairman”) each hereby irrevocably agree that he or she shall, promptly on the date of satisfaction of the Implementation Condition, (i) resign from the Board, and, (ii) not seek or accept re-appointment, re-nomination or, re-election to the Board. Following such resignation, FF Top will not seek the nomination or appointment of a director to replace either such director, other than a director nominated for election at the 2022 AGM in accordance with Section 2(c)(ii) of this Part C, and as a consequence of this Section 3(b) of this Part C (and taking into account the appointment of Mr. Adam He pursuant to Section 3 of Part D) the Board shall, following the resignation from the Board of the Executive Chairperson and the Former Chairman, have no more than eight directors until the 2022 AGM.

4.
FFIE’s press release announcing this Heads of Agreement shall be subject to the reasonable approval of FF Top and will occur no later than market open on the business day following execution and delivery hereof and the ATW Amendment.

5.
Subject to satisfaction of the Implementation Condition, the preliminary 2022 AGM proxy (with the earliest meeting and record dates permitted by law and Nasdaq rules to be filled in promptly after clearance of SEC comments, which clearance FFIE shall diligently and expeditiously pursue in consultation with FF Top) will be filed no later than five business days after identification of the full director slate in accordance with Section 2(c) of this Part C, with the definitive proxy statement to be filed and sent for printing and mailing within three business days after the SEC 10-day review period or, if later, clearing SEC comments; all such proxy statement filings shall be subject to the reasonable approval of FF Top.

6.	There is no change to FFIE’s Class A/B share structure (including 10x Class B voting rights upon $20 billion market capitalization).

7.
FFIE will reinstitute the former FF Transformation Committee which will be comprised of the Company’s Global CEO, Founder/CPUO, CFO and GC and those additional senior leadership team members invited by committee members from time to time. A designee of FF Top will be given committee observer status provided that customary non-disclosure and confidentiality agreements are executed (without standstill or other non-confidentiality enhancements).

8.
In the event FFIE’s compliance with any of the foregoing provisions is challenged by a governmental authority or national securities exchange of competent jurisdiction on grounds that such provision is inconsistent with applicable law or an applicable rule of a securities exchange on which securities of FFIE are then listed, FFIE will promptly notify FF Top of such challenge and thereafter will, in consultation with FF Top, use reasonable best efforts to take or cause to be taken all such actions, and do or cause to be done all such things, as shall be required, necessary, proper or advisable to give full effect to the intent of the parties as set forth herein (including, without limitation, by initiating or defending any legal proceeding). FF Top shall be entitled to participate at its own expense in all legal proceedings and other interactions with any government authority or national securities exchange and comment in advance on any drafts. If, notwithstanding the foregoing and after having exhausted all available appeals, FFIE is compelled by applicable law or the rules of any national securities exchange of competent jurisdiction to amend any of the foregoing provisions in order to comply with such applicable law or rule of a national securities exchange, then the parties shall reasonably cooperate to so amend such provisions, and, if the parties are unable to agree on such amendments notwithstanding such reasonable cooperation, then the N&CGC shall be entitled to amend such provisions, but only to the minimum extent required by such law or rule and while preserving, to the maximum extent possible, the intent of the parties as set forth herein.

9.
On the Effective Date, FF Global Partners, its executive committee members and their controlled affiliates, FF Global Partners LLC’s controlled affiliates (including FF Top), FFIE, its directors and their controlled affiliates (including for the avoidance of doubt, Property Solutions Acquisition Corp.), and FFIE’s controlled affiliates shall execute a mutual release, covenant not to sue and non-disparagement agreement in the form of Exhibit A hereto.

D.	Other Matters

1.
Dismissal of Litigation. No later than two business days after the Effective Date, FF Top and FF Global shall cause any and all actions in the Court of Chancery of the State of Delaware, or any other forum, filed by FF Top, FF Global and/or any of their respective controlled affiliates on or prior to the Effective Date (the “Existing Claims”), naming FFIE or any of its directors or officers, including all counterclaims, cross-claims and the like asserted in the foregoing actions, to be dismissed without prejudice, with each party to bear its own costs and attorneys’ fees.  FF Top and FF Global shall not (and shall cause their respective controlled affiliates not to) refile any litigations or proceedings with respect to the Existing Claims for so long as FFIE is in compliance in all material respects with this Agreement and all Definitive Documents.

2.
Lead Independent Director Resignation. The person who is Lead Independent Director as of the date of this Agreement hereby irrevocably agrees that he shall, promptly on the date hereof upon execution and delivery of this Agreement, resign from the N&CGC and not thereafter seek or accept reappointment thereto.

3.
Appointment of Adam He. FF Top hereby consents to any action taken by the Board to increase the total number of directors of FFIE from nine (9) to ten (10) for the sole purpose of appointing Mr. Adam He to the Board.  Promptly on the date hereof upon execution and delivery of this Agreement, the Board and the N&CGC shall nominate, and the Board shall appoint, Mr. Adam He as a director of FFIE to fill the vacancy resulting from such increase in the total number of directors until the 2022 AGM.  Immediately upon his appointment as a director of FFIE, the Board shall appoint Mr. He to the Board’s Audit Committee and to the N&CGC and he shall not be removed from either such committee prior to the 2022 AGM.

4.
Specific Performance. Each party agrees that the other parties would be irreparably injured by a breach or threatened breach hereof and monetary remedies would be inadequate to protect such other parties against any actual or threatened breach or continuation of any breach hereof. Without prejudice to any other rights and remedies otherwise available to any party, each party shall be entitled to seek equitable relief, including an injunction and specific performance, in addition to all other remedies available to it at law or in equity, and without proof of actual damages or the inadequacy of monetary damages, to prevent breaches or threatened breaches hereof by the other party. Each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy to the extent permitted by applicable law.

5.
Amendments; Waivers; Consents. This Agreement may be amended, supplemented or changed only by a written instrument signed each party. Any provision hereof may be waived, and any breach of any provision hereof may be consented to, by the party entitled to the benefit of such provision only by means of a written waiver or consent that is validly executed by such party and that refers specifically to the particular provision or provisions subject to such waiver or consent. The failure or refusal by any party to insist upon strict performance of any provision hereof or to exercise any right in any one (1) or more instances or circumstances shall not be construed as a waiver or relinquishment of such provision or right.

6.
Severability. Any term or provision hereof that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

7.
Entire Agreement. The Shareholder Agreement remains in full force and effect (it being understood that, upon satisfaction of the Implementation Condition, to the extent the terms of the Shareholder Agreement conflict with the terms of this Agreement, this Agreement shall prevail).  Except as set forth in the immediately preceding sentence, this Agreement is the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

8.
THIS AGREEMENT AND ITS ENFORCEMENT AND ANY CONTROVERSY ARISING OUT OF OR RELATING TO THE MAKING OR PERFORMANCE OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO DELAWARE’S PRINCIPLES OF CONFLICTS OF LAW. IN THE EVENT OF A CONFLICT BETWEEN THIS AGREEMENT AND THE COMPANY’S CERTIFICATE OF INCORPORATION AND/OR BYLAWS, THE PROVISIONS OF THIS AGREEMENT SHALL SUPERSEDE THE COMPANY’S CERTIFICATE OF INCORPORATION AND/OR BYLAWS WITH RESPECT TO SUCH CONFLICTING SUBJECT MATTER.  Each party hereto hereby (i) agrees that any action, directly or indirectly, arising out of, under or relating to this Agreement shall exclusively be brought in and shall exclusively be heard and determined by the federal and state courts located in the State of Delaware and (ii) solely in connection with the action(s) contemplated by clause (i) hereof, (A) irrevocably and unconditionally consents and submits to the exclusive jurisdiction of the courts identified in clause (i) hereof, (B) irrevocably and unconditionally waives any objection to the laying of venue in any of the courts identified in clause (i) of this Section 8, (C) irrevocably and unconditionally waives and agrees not to plead or claim that any of the courts identified in such clause (i) is an inconvenient forum or does not have personal jurisdiction over any party hereto, and (D) agrees that mailing of process or other papers in connection with any such action in the manner provided in the Shareholder Agreement or in such other manner as may be permitted by applicable law shall be valid and sufficient service thereof. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM OR ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.
Assignability; No Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated, in whole or in part, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties and their respective successors and permitted assigns. Nothing herein, other than Section 9 of Part C, is intended to or shall confer upon any person, other than the parties, any right, benefit or remedy of any nature whatsoever.

10.	The parties agree that time is of the essence in the performance of each of their obligations pursuant to this Agreement.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Heads of Agreement as of the Effective Date.

FARADAY FUTURE INTELLIGENT ELECTRIC INC.

By:	/s/ Carsten Breitfeld
	Name:	Carsten Breitfeld
	Title:	Chief Executive Officer

FF GLOBAL PARTNERS LLC

By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President

FF TOP HOLDING LLC

By: FF Peak Holding LLC, its sole member

By: Pacific Technology Holding LLC, its managing member

By: FF Global Partners LLC, its managing member

By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President

Exhibit A

MUTUAL RELEASE